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SECUR 12063200 ION

MAY 3 0 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2011 (MM/DD/YY) AND ENDING 3/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LinkBrokers Derivatives LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street 2nd Floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel Lago, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LinkBrokers Derivatives LLC, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

5/24/12

Notary Public

CHRISTAPHER BENSON
Notary Public - State of New York
NO. 01BE6188189
Qualified in New York County
My Commission Expires 6/2/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


pwc

LinkBrokers Derivatives LLC
Index
March 31, 2012



Report of Independent Auditors

To the Member of
LinkBrokers Derivatives LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of LinkBrokers Derivatives LLC ("the Company") at March 31, 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 24, 2012

LinkBrokers Derivatives LLC
Statement of Financial Condition
March 31, 2012

(dollars in thousands)

Assets		
Cash and cash equivalents	$	11,665
Deposits with clearing brokers		2,021
Securities owned, at fair value		116
Commissions receivable, net of allowance for doubtful accts of $431		4,817
Receivable from affiliates		454
Prepaid expenses and other assets		737
Total assets	$	19,810
Liabilities and Member's Equity		
Liabilities		
Payable to affiliate		8
Securities sold, not yet purchased, at fair value		1
Accrued expenses and other liabilities		6,348
Total liabilities		6,357
Commitments and contingencies (Note 8)		
Member's equity		13,453
Total liabilities and member's equity	$	19,810

The accompanying notes are an integral part of these financial statements.

LinkBrokers Derivatives LLC
Statement of Income
Year Ended March 31, 2012

(dollars in thousands)

Revenue		
Commissions	$	34,583
Interest		8
Other		(59)
Total revenues	$	34,532
Expenses		
Compensation and related costs	$	21,408
Clearance		3,345
Communications		1,723
Travel and entertainment		1,233
Allocated charges from affiliate		983
Depreciation and amortization		189
Occupany		480
Other expense - (Note 8)		3,198
Total expenses		32,559
Net income	$	1,973

The accompanying notes are an integral part of these financial statements.

LinkBrokers Derivatives LLC
Statement of Changes in Member's Equity
Year Ended March 31, 2012

(dollars in thousands)

Balance, March 31, 2011	$ 13,116
Distributions	(1,636)
Net income	1,973
Balance, March 31, 2012	$ 13,453

The accompanying notes are an integral part of these financial statements.

LinkBrokers Derivatives LLC
Statement of Cash Flows
Year Ended March 31, 2012

(dollars in thousands)

Cash flows from operating activities		
Net income		$ 1,973
Adjustments to reconcile net income to net cash provided by operating activities		
Non-cash charges included in net income		
Provision for bad debts	$ 431	
Depreciation and amortization	189	
Decrease (Increase) in operating assets		
Deposits with clearing brokers	(283)	
Due from clearing brokers	106	
Securities owned, at fair value	146	
Commissions receivable	355	
Receivable from affiliates	75	
Prepaid expenses and other assets	2,466	
Increase (decrease) in operating liabilities		
Accrued expenses and other liabilities	(1,672)	
Securities sold, not yet purchased, at fair value	1	
Payable to affiliates	8	
Total adjustments		1,822
Net cash provided by operating activities		3,795
Cash flows from financing activities		
Distributions from member's equity	(1,636)	
Net cash used in financing activities		(1,636)
Net increase in cash		2,159
Cash and cash equivalents		
Beginning of year		9,506
End of year		$ 11,665

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

1. Organization

LinkBrokers Derivatives LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

On July 31, 2011, the Company's parent ICAP America Investments Ltd ("IAIL") completed the reorganization of its ownership structure and transferred all of its equity interest in the Company over to its US indirect wholly owned subsidiary INAI. Additionally as part of the reorganization the Company elected to become a limited liability company.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New York is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent primarily in equities and options for institutional clients.

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance.

The Company's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Services Authority to ICAP's FSA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Compensation

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to

(dollars in thousands)

transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Company, while managing and liquidating such positions, may generate a profit or a loss. Profits or losses from these transactions are recognized by the Company and reflected in other revenue in the Statement of Income. During the year ended March 31, 2012 the Company incurred no profits or losses related to these transactions.

2. Summary of Significant Accounting Policies

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2012 include approximately $11,581 of short-term highly liquid money market mutual funds which is held in one financial institution. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

(dollars in thousands)

(b) Fixed Assets

Depreciation of furniture and equipment is provided on a straight line basis over the estimated useful lives of the assets, which range of three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases. At March 31, 2012 all fixed assets were fully depreciated.

(c) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense which is amortized over the life of the employment contracts.

(d) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(e) Revenues and Expenses

Fee income and related expenses are recorded on a trade date basis. Fee income is earned for services performed as a broker agent for institutional clients.

(f) Income Taxes

The Company is a single member limited liability company which is owned by a partnership, and therefore treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Company does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Company's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Deposits with Clearing Brokers

Pursuant to its clearing agreement, the Company is required to maintain a collateral deposit of $500, which may be applied against losses due to nonperformance by its institutional clients and any amounts due to the clearing broker.

(dollars in thousands)

4. Fixed Assets and Leasehold Improvements, Net

			Estimated Useful Life
Computer equipment	$	1,029	3 years
Furniture and office equipment		121	5 years
Leasehold improvements		507	Term of lease
		1,657	
Less: Accumulated depreciation and amortization		(1,657)	
	$	-	

Depreciation and amortization expense totaled $189 for the year ended March 31, 2012.

5. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with administrative services (including finance, human resources, operations, legal and electronic data processing functions). During the year ended March 31, 2012 the Company incurred fees of approximately $983 under this agreement and has a receivable of approximately $146 relating to these fees, which is reflected in the receivable from affiliates in the Statement of Financial Condition.

Additionally the Company has a receivable from an affiliate of $308 relating to commissions collected by the affiliate on behalf of the Company.

Payable to affiliate of $8 is due to ICAP Management Services London (a wholly owned subsidiary of ICAP plc) for shared administrative expenses incurred in the UK, and revenues collected by the Company on behalf of the affiliate.

6. Income Taxes

The Company is a single member limited liability company which is owned by a partnership; and therefore is a disregarded entity for US income tax purposes. Historically the Company has included tax provisions on its Financial Statements and regulatory filings. During the year ended March 31, 2012 the Company's management reviewed its accounting policies relating to tax provisions. As a result of the review, and pursuant to Treasury Rule 301.7701- 3 management determined that single member limited liability companies owned by a partnership are disregarded entities for income tax purposes and are not subject to an entity-level tax; and therefore the Company is not required to record tax provisions on its Financial Statements or regulatory filings. The Company has determined that the improper recognition of a tax provision in prior years is not material to previously issued financial statements and had no impact to regulatory capital. However, the Company has revised its previously issued financial statements not presented herein.

In lieu of recording an income tax provision, the Company declares and pays regular dividends up to its US taxpaying owner, INAI. The dividends allow INAI to make tax payments attributable to the Company's income passed through to INAI. During the year ended March 31, 2012 the Company paid $1,700 in dividends up to INAI to cover taxes attributable to the Company's income.

(dollars in thousands)

7. Accrued Expenses and Other Liabilities

Accrued expenses and accounts payable at March 31, 2012 include approximately $5,365 of accrued compensation and related expenses, and $983 of other accrued expenses.

8. Commitments and Contingencies

Office lease

In April 2007, the Company entered into a ten-year operating lease agreement for new office space in New York City. The lease provides for a 3% increase in base rent per year, plus a pro rata share of escalations in real estate taxes and related assessments during the lease term. The Company has the right to terminate the lease effective as of any time from and after the fifth lease year. Early termination is subject to nine months written notice to the landlord, and the payment of a termination fee. The fee as of the end of the fifth year would be $200, decreasing by approximately $40 per year through the end of the lease.

Following is a schedule of future minimum annual rentals as of March 31, 2012:

Year Ending		
2013	$	507
2014		521
2015		538
2016		554
2017		570
	$	2,690

In accordance with ASC 840, *Accounting for Leases*, rent expense is recognized on a straight-line basis over the ten year term of the lease. The difference between actual rent paid and the expense charged is recorded as deferred rent payable. Rent expense for the year was $480, which is reflected in other expense in the Statement of Income.

Legal Proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries, investigations and other litigations arising from the ordinary course of business.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. There are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

During the year ended March 31, 2012 the Company incurred approximately $2,000 of legal expenses related to an investigation; which is included in other expenses in the Statement of Income

(dollars in thousands)

9. Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's cash and cash equivalents of $11,581 include short-term highly liquid money market mutual funds, which are quoted on a national exchange and therefore considered Level 1 assets.

The Company estimates that the carrying value of its remaining financial instruments recognized on the Statement of Financial Condition (including deposits, receivables and payables), approximates fair value, as such financial instruments are short-term in nature.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2012 the Company did not have any transfers between Levels.

10. Off-Balance-Sheet Risk and Concentration Risk of Credit Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions through its clearing brokers, on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. The receivables from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and therefore, the Company has recorded no liability for the year ended March 31, 2012.

(dollars in thousands)

In the normal course of operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

11. Regulatory Net Capital Requirement

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2012, the Company's net capital was $7,553 which was $7,303 in excess of its minimum requirement of $250.

12. Regulatory Developments

Recently enacted and potential further financial regulatory reforms could have a significant impact on the Company's business, financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") is expected to have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of Dodd Frank will be implemented by the various regulatory agencies and through regulation; the full extent of the impact such requirements will have on the Company's operation is unclear.

Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Company continues to engage with industry peers and regulators on the aspects of open and fair access to markets, the functioning of interdealer brokers ("IDBs") in these markets and capital requirements. Overall, it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through May 24, 2012. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2012 or for the year then ended.

LinkBrokers Derivatives LLC
Computation of Net Capital Pursuant to Rule 15c3-1of the Securities and Exchange Commission
March 31, 2012 — Supplemental Schedule I

(dollars in thousands)

Computation of net capital

Member's equity	$	13,453
Deductions and/or charges		
Nonallowable assets		
Deposits with clearing brokers		500
Commission receivable		3,961
Receivable from affiliates		454
Prepaid expenses and other assets		737
Total deductions and/or charges		5,652
Net capital before haircuts on securities position		7,801
Haircuts on securities positions		248
Net capital	$	7,553
Computation of alternative net capital requirement		
Minimum net capital required	$	250
(greater of $250 or 2% of aggregate debit items)		
Excess net capital	$	7,303

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's amended unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2012, filed on May 23, 2012.

LinkBrokers Derivatives LLC
Computation of Reserve Requirements and Information for Possession and Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
March 31, 2012

Schedule II

The Company claims exemption from the provisions of SEC rule 15c3-3, as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (ii) of subparagraph (k)(2).


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